USG Corporation
550 West Adams Street
Chicago, IL 60661-3676
312 436-4000
Fax: 312 672-4210

Founded in 1902

June 6, 2012

By EDGAR and Telecopier (703-813-6968)

Mr. Terence O’Brien

Branch Chief

Securities and Exchange Commission

1 Station Place, N.E.

Washington D.C. 20549

Re:	USG Corporation

Form 10-K

Filed February 14, 2012

File No. 1-8864

Dear Mr. O’Brien:

Set forth below are our responses to the comments of the staff of the Division of Corporation Finance, contained in your letter dated May 15, 2012, with respect to the above-reference USG Corporation filing. For your convenience, we have repeated the staff’s comments in bold face italics immediately prior to our responses.

Form 10-K for the year ended December 31, 2011

General

1.	We note your disclosure reporting the results of your annual shareholder meeting in your Item 5.07 Form 8-K filed on May 16, 2011. Yet it does not appear that you filed an amended Form 8-K, or otherwise provided disclosure in a periodic report, disclosing your decision regarding how frequently you will conduct shareholder advisory votes on executive compensation in light of the results of the shareholder vote on frequency. See Item 5.07(d) of Form 8-K and Question 121A.04 of the Exchange Act Form 8-K in our “Compliance and Disclosure Interpretations” available on the Commission’s website. In responding, please also explain why you remain eligible to utilize the automatic shelf registration statement on Form S-3 (333-175042), which became immediately effective upon filing on June 21, 2011.

In our Quarterly Report on Form 10-Q dated and filed on August 3, 2011 under the heading “Frequency of Vote on Compensation of Named Executive Officers” in Part II, Item 5, we disclosed the decision of our board of directors regarding the frequency of future shareholder advisory votes on named executive officer compensation as follows:

Mr. Terence O’Brien

“At our annual meeting of stockholders held in May of this year, the recommendation of our Board of Directors to hold an advisory vote regarding the compensation of our named executive officers every three years received the support of an almost two-thirds majority of the votes cast by our stockholders. Taking into consideration that support, the Board of Directors has determined that future stockholder advisory votes regarding the compensation of our named executive officers will be held every three years until the next stockholder advisory vote regarding the frequency of that advisory vote on compensation. The next stockholder advisory vote regarding that frequency is not required to be held until our 2017 annual meeting of stockholders. Accordingly, the next stockholder advisory vote regarding the compensation of our named executive officers is expected to be held at our 2014 annual meeting of stockholders.”

Because we disclosed the decision of our board of directors regarding the frequency of future shareholder advisory votes on named executive officer compensation in a timely manner and in accordance with the instructions to Form 8-K and Question 121A.04 of Exchange Act Form 8-K in the “Compliance and Disclosure Interpretations,” we remain eligible to utilize the automatic shelf registration statement on Form S-3 (333-175042), which became immediately effective upon filing on June 21, 2011.

Properties, page 18

2.	We note you disclose reserves sufficient for forty-three years production. Industry Guide 7 requires that you disclose material information concerning your production, reserves, property locations and nature of your mineral interests. Reserves are defined as that part of a mineral deposit that can be economically and legally extracted or produced at a profit at the time of reserve determination. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/about/forms/industryguides.pdf.

Please provide us draft disclosure, to be included in future filings, of the following information in a table within your document for each mine and/or quarry:

•	Name and location of each property.

•	List your proven and/or probable reserves separately as a tonnage (quantity) and grade (quality) for each property.

•	Briefly describe the type of mine, processing facility, and related infrastructure.

•	State the source of power and water that can be utilized at the property.

•	State your property ownership and/or leased status.

•	Provide the date the lease expires, your annual production capacity, and years until reserve depletion at your current production rates.

Please include only material that can be produced during the life of the lease for reserves that are leased. Also include only those materials that have environmental permits for extraction and processing as reserves.

Mr. Terence O’Brien

USG Corporation, through its subsidiaries, is a building products company that manufactures and distributes building systems, including wall, ceiling, flooring and roofing products. Although we mine or quarry gypsum rock at 13 company-owned locations, all of which are located in North America, nearly all of such gypsum rock is used in our own manufacturing operations as a raw material for our building products.

Instruction 7 to Regulation S-K, Item 102 provides that Industry Guide 7 is applicable to “issuers engaged in significant mining operations.” We do not consider our mining operations to be significant for the following reasons:

A. Our property, plant and equipment relating to our mining and quarrying operations represented less than 5% of our consolidated total assets as of December 31, 2011.

B. Our net sales to third parties of gypsum rock that we mined or quarried represented less than 3% of our consolidated net sales for the year ended December 31, 2011.

C. Our costs associated with mining and quarrying gypsum rock for use in our manufacturing operations represented less than 3% of our consolidated cost of products sold for the year ended December 31, 2011.

D. The gypsum used in our operations is generally available from other sources. In fact, we currently obtain over 40% of the gypsum used in our manufacturing plants in North America from third parties. In the event one of our mines or quarries ceased operations, we believe we would be able to supply our products to each of the markets in which we operate. The disruption in the supply of natural gypsum from such mine or quarry could be replaced by natural gypsum from one of our other mines or quarries or by purchasing natural or synthetic gypsum from a third party.

Therefore, we respectfully submit that Industry Guide 7 is not applicable to our disclosure because we do not engage in significant mining operations.

3.	We also note in this section that you refer to other reserves which may be located on other properties that your company leases or controls. The provisions in Industry Guide 7 preclude the use of any terms other than proven and/or probable reserves for disclosure in SEC documents. In addition, proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement to that effect is provided within the filing. Absent this condition, proven and probable reserves should be segregated for each property. Please modify your filing in future filings to conform to this guidance.

The approximately 157 million tons of additional reserves of gypsum rock found on our four undeveloped properties, as disclosed in our Form 10-K, are probable reserves. In the event we disclose reserve amounts in future filings, we will explicitly distinguish between proven and probable reserves.

Mr. Terence O’Brien

4.	Please provide us draft disclosure, to be included in future filings, of a short summary of the permits and/or operational plans required to perform mining activities on your properties.

As explained in our response to your comment 2 above, we do not believe that we engage in significant mining operations. Therefore, we respectfully submit that disclosure of permits and/or operational plans required to perform mining activities would not materially enhance an investor’s understanding of our business, operations or financial performance or condition and could instead confuse investors by leading them to believe any of these permits or plans are material to our business.

5.	In future filings please disclose your annual production for each mine or quarry as required by Regulation S-K, Instructions to Item 102, Part 3.

Part 3 of the Instructions to Item 102 of Regulation S-K provides for more detailed disclosure for individual properties of “major significance.” We do not believe any of our individual mines or quarries is of major significance to our operations for the reasons set forth in our response to your comment 2 above.

We also do not believe that the disclosure of annual production data for each mine or quarry would materially enhance an investor’s understanding of our business, operations or financial performance or condition. USG Corporation, through its subsidiaries, is a manufacturer and distributor of building products and not a company primarily devoted to mining. In our quarterly and annual reports, our disclosure includes the volume of our shipments of gypsum wallboard, our estimated share of the gypsum board market in the United States and the estimated industry-wide wallboard production capacity. We believe the disclosure of this information relating to our principal product containing gypsum is useful to investors. We do not provide product shipment volume data on a location-by-location basis and do not believe that information or annual production data for each of our mines and quarries would enhance our disclosure to investors.

Therefore, we respectfully submit that no disclosure is required in our future filings by Part 3 of the Instructions to Item 102 of Regulation S-K.

Management’s Discussion and Analysis, page 23

Consolidated Results of Operations, page 27

6.	You state on page 26 that “Effective January 1, 2012, in response to changing market conditions, U.S. Gypsum discontinued its practice of offering job quotes, or price protection, for wallboard sold in the United States. In connection with that change in policy, U.S. Gypsum also implemented a price increase for wallboard with the new price being guaranteed for all of 2012.” Given the apparent material impact of such change, as noted in the results of operations section of the March 31, 2012 Form 10-Q, please tell us and revise future filings to discuss: i) the terms/mechanics of this price protection program; ii) the extent to which it impacted U.S. Gypsum’s results of operations for the periods presented; iii) the difference between the program and a guaranteed price; and iv) the possible conditions under which such a program may again be implemented.

Mr. Terence O’Brien

(i) Our discontinued practice of job quoting generally consisted of offering our contractor customers predetermined prices for wallboard and related materials to be supplied for large commercial projects on which the contractor customers were bidding. For a specific project, a price was set at the time of the bidding, subject to quarterly or semi-annual price escalators, but the materials would be supplied at a future date if the contractor customer was the successful bidder on the project. This practice protected the contractor customer from any price increases we may have implemented in excess of the escalators from the time it submitted its bid on a project to the time it ordered the materials for the project.

(ii) We have not quantified the impact of job quotes on U.S. Gypsum’s results of operations as such information is not currently available or collected and is not obtainable without unreasonable cost or expense. However, the practice would have generally resulted in lower net selling prices in an environment of increasing prices because we were obligated to supply the materials at the prices set forth in the job quotes, after any price escalators, but the customers were not obligated to purchase the materials pursuant to the job quotes in the event prices decreased. Currently, we have outstanding job quotes in the market for large commercial projects that were quoted in 2011 before we announced the discontinuation of that practice. Generally, job quotes did not extend for a period in excess of 12 months; therefore, we expect most of the remaining job quotes to be fulfilled or expire by the end of the third quarter of this year. To the extent these job quotes are fulfilled, the products would be sold at prices quoted in 2011 that, even after giving effect to price escalators, do not fully reflect the 2012 price increases. We do not believe the remaining 2011 job quotes will have a meaningful impact on our net sales or gross margin in 2012.

On page 28 of our Form 10-Q for the quarter ended March 31, 2012, we disclosed that the price increases we implemented in connection with our new practice of guaranteeing prices for all of 2012 resulted in an increase in our nationwide average realized selling price for our gypsum wallboard during the first quarter of 2012. We also disclosed our actual nationwide average realized selling prices for gypsum wallboard for the first quarter of 2012 and the first and fourth quarters of 2011 and the percentage increases in such price for the first quarter of 2012 compared to the prices in both the first and fourth quarters of 2011. In addition, on page 27 of this Form 10-Q we disclosed that the gross profit improvement on our gypsum wallboard was due largely to a higher gross margin resulting, in part, from higher selling prices for such product.

(iii) We informed each of our customers of a new price, effective January 1, 2012, that would be guaranteed for all orders by such customer during the calendar year. Unlike the former practice of offering job quotes, the guaranteed price is applicable to all orders during the year and not limited to specific projects. The guaranteed price gives greater price certainty to our customers.

Mr. Terence O’Brien

(iv) We have no current plan to reinstitute the practice of offering job quotes to our customers.

In future filings, if we discuss the discontinued practice of job quoting we will disclose the mechanics of that practice, the differences between that practice and the new practice of guaranteeing prices for all of 2012 and that we have no current plan to reinstitute the practice of offering job quotes. We also will continue to disclose to the extent applicable the impact of the price increases on U.S. Gypsum’s results of operations for the periods presented.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (312) 436-4210 or Ellis A. Regenbogen at (312) 436-5978 if you wish to discuss our responses to the staff’s comments.

Sincerely,

/s/ Matthew F. Hilzinger

Matthew F. Hilzinger

Executive Vice President and

Chief Financial Officer

cc:	Ellis A. Regenbogen